Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2007	2006

Earnings available to cover fixed charges:
Income before income taxes and cumulative effect of accounting change	$293	$269
Plus: Fixed charges	95	72
Amortization of capitalized interest	6	3
Less: Capitalized interest	12	6

Earnings available to cover fixed charges	$382	$338

Fixed charges (*):
Interest, including amortization of deferred financing costs	$83	$62
Interest portion of rental payments	12	10

Total fixed charges	$95	$72

Ratio of earnings to fixed charges	4.02x	4.69x

(*)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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